Exhibit 99.1

Contents

CONDENSED CONSOLIDATED INCOME STATEMENTS	2
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	3
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	4
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	5
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW	6
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	7
1. Description of business and nature of operations	7
2. Basis of preparation and significant accounting policies	7
3. Expenses	8
4. Trade and other receivables	9
5. Trade and other payables	10
6. Inventories	10
7. Mining interests	11
8. Long-term debt	13
9. Non-current derivative financial liabilities	15
10. Leases	17
11. Derivative instruments	18
12. Share capital	20
13. Income and mining taxes	22
14. Reclamation and closure cost obligations	22
15. Supplemental cash flow information	23
16. Segmented information	24
17. Fair value measurement	26
18. Commitments	29

CONDENSED CONSOLIDATED INCOME STATEMENTS
		Three months ended March 31
(in millions of U.S. dollars, except per share amounts)	Note	2020	2019
Revenues		142.3	167.9
Operating expenses	3	89.7	86.9
Depreciation and depletion		52.0	61.2
Revenue less cost of goods sold		0.6	19.8
Corporate administration		4.5	5.3
Share-based payment expenses	12	0.2	0.3
Exploration and business development		1.8	0.4
Loss from operations		(5.9)	13.8
Finance income	3	0.2	0.5
Finance costs	3	(13.5)	(15.3)
Other (losses) gains	3	(3.9)	(8.7)
Loss before taxes		(23.1)	(9.7)
Income tax expense	13	(5.2)	(3.7)
Net loss		(28.3)	(13.4)
Net loss per share
Basic	12	(0.04)	(0.02)
Diluted	12	(0.04)	(0.02)
Weighted average number of shares outstanding (in millions)
Basic	12	676.0	579.1
Diluted	12	676.0	579.1

See accompanying notes to the condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
		Three months ended March 31
(in millions of U.S. dollars)	Note	2020	2019
Net loss		(28.3)	(13.4)
Other comprehensive income
Gain on revaluation of gold stream obligation	9	5.5	(2.9)
Deferred income tax related to gold stream obligation	9	—	1.0
Total other comprehensive income (loss)		5.5	(1.9)
Total comprehensive loss		(22.8)	(15.3)

See accompanying notes to the condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
		As at March 31	As at December 31
(in millions of U.S. dollars)	Note	2020	2019
ASSETS
Current assets
Cash and cash equivalents		400.4	83.4
Trade and other receivables	4	14.7	23.7
Inventories	6	100.9	110.0
Current income tax receivable		3.6	4.5
Prepaid expenses and other		6.4	7.1
Total current assets		526.0	228.7
Mining interests	7	1,929.4	1,928.0
Other		2.3	1.8
Total assets		2,457.7	2,158.5
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	5	171.6	171.6
Current income tax payable		0.5	0.3
Total current liabilities		172.1	171.9
Reclamation and closure cost obligations	14	84.1	94.7
Non-current derivative financial liabilities	9	437.4	142.9
Long-term debt	8	750.2	714.5
Deferred tax liabilities	13	52.8	48.3
Lease obligations	10	21.5	23.9
Other		0.8	1.0
Total liabilities		1,518.9	1,197.2
Equity
Common shares	12	3,144.6	3,144.5
Contributed surplus		105.9	105.7
Other reserves		(8.1)	(13.6)
Deficit		(2,303.6)	(2,275.3)
Total equity		938.8	961.3
Total liabilities and equity		2,457.7	2,158.5

See accompanying notes to the condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
		Three months ended March 31
(in millions of U.S. dollars)	Note	2020	2019
COMMON SHARES
Balance, beginning of period		3,144.5	3,035.2
Shares issued for exercise of options and vested PSUs		0.1	—
Balance, end of period		3,144.6	3,035.2
CONTRIBUTED SURPLUS
Balance, beginning of period		105.7	105.0
Equity settled share-based payments		0.2	0.2
Balance, end of period		105.9	105.2
OTHER RESERVES
Balance, beginning of period		(13.6)	6.1
Gain (loss) on revaluation of gold stream obligation (net of tax)	9	5.5	(1.9)
Balance, end of period		(8.1)	4.2
DEFICIT
Balance, beginning of period		(2,275.3)	(2,201.8)
Net loss		(28.3)	(13.4)
Balance, end of period		(2,303.6)	(2,215.2)
Total equity		938.8	929.4

See accompanying notes to the condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
		Three months ended March 31
(in millions of U.S. dollars)	Note	2020	2019
OPERATING ACTIVITIES
Loss from continuing operations		(28.3)	(13.4)
Adjustments for:
Foreign exchange loss (gain)		(9.6)	1.9
Reclamation and closure costs paid	14	(2.1)	(3.1)
Depreciation and depletion		52.8	61.4
Financial instrument transaction costs	9	3.4	—
Other non-cash adjustments	15	12.9	7.2
Income tax recovery	13	5.2	3.7
Finance income	3	(0.2)	(0.5)
Finance costs	3	13.5	15.3
		47.6	72.5
Change in non-cash operating working capital	15	4.2	3.2
Income taxes paid		(0.5)	(1.4)
Cash generated from operations		51.3	74.3
INVESTING ACTIVITIES
Mining interests		(65.3)	(50.4)
Proceeds from sale of Mesquite and other adjustments		7.5	12.0
Financial instrument acquisition costs		(0.8)	—
Interest received		0.2	0.4
Cash used by investing activities		(58.4)	(38.0)
FINANCING ACTIVITIES
Proceeds from New Afton free cash flow interest obligation, net	9	299.6	—
Lease payments		(2.9)	(2.1)
Cash settlement of gold stream obligation	9	(4.7)	(4.6)
Interest paid		(1.4)	(1.3)
Long term debt drawdown	8	35.0	—
Cash used by financing activities		325.6	(8.0)
Effect of exchange rate changes on cash and cash equivalents		(1.5)	0.3
Change in cash and cash equivalents		317.0	28.6
Cash and cash equivalents, beginning of period		83.4	103.7
Cash and cash equivalents, end of period		400.4	132.3
Cash and cash equivalents are comprised of:
Cash		333.2	88.1
Short-term money market instruments		67.2	44.2
		400.4	132.3

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020
(Amounts expressed in millions of U.S. dollars, except per share amounts and unless otherwise noted)

1. Description of business and nature of operations

New Gold Inc. (“New Gold” or the “Company”) is an intermediate gold mining company engaged in the development and operation of mineral properties. The assets of the Company, directly or through its subsidiaries, are comprised of the Rainy River Mine in Canada (“Rainy River”), the New Afton Mine in Canada (“New Afton”) and the Cerro San Pedro Mine in Mexico (“Cerro San Pedro”). The Company also owns the Blackwater project in Canada (“Blackwater”).

The Company is a corporation governed by the Business Corporations Act (British Columbia). The Company’s shares are listed on the Toronto Stock Exchange and the NYSE American under the symbol NGD. The Company’s registered office is located at 1100 Melville Street, Suite 610, Vancouver, British Columbia, V6E 4A6, Canada.

2. Basis of preparation and significant accounting policies

(a) Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) on a basis consistent with the accounting policies disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2019.

These unaudited interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2019 which includes information necessary or useful to understanding the Company's business and financial statement presentation. In particular, the Company's significant accounting policies are presented as Note 2 in the audited consolidated financial statements for the year ended December 31, 2019 and have been consistently applied in the preparation of these unaudited condensed consolidated interim financial statements, except as noted below in “critical judgements in the application of accounting policies”. These unaudited condensed consolidated interim financial statements were approved by the Board of Directors of the Company on April 28th, 2020.

(b) Critical judgements in the application of accounting policies
COVID-19 Economic Uncertainty

The Company has assessed the economic impacts of the novel coronavirus (“COVID-19”) pandemic on its condensed consolidated interim financial statements. As at March 31, 2020, management has determined that the Company’s ability to execute its medium and longer term plans and the economic viability of its assets, the carrying value of its long-lived assets and inventory valuations are not materially impacted. In making this judgment, management has assessed various criteria including, but not limited to, existing laws, regulations, orders, disruptions and potential disruptions in our supply chain, disruptions in the markets for our products, commodity prices and foreign exchange prices and the actions that the Company has taken at its operations to protect the health and safety of its workforce and local community.

3. Expenses

(a)Operating expenses by nature
	Three months ended March 31
(in millions of U.S. dollars)	2020	2019
OPERATING EXPENSES BY NATURE
Raw materials and consumables	34.1	28.3
Salaries and employee benefits	30.7	27.6
Contractors	16.6	16.8
Repairs and maintenance	8.5	10.6
General and administrative	5.3	6.4
Leases	0.9	1.0
Royalties	3.0	1.0
Drilling and analytical	0.3	0.3
Other	2.4	3.1
Total production expenses	101.8	95.1
Less: Production expenses capitalized	(16.8)	(17.7)
Add (less): Change in inventories	4.7	9.5
Total operating expenses	89.7	86.9

(b)Finance costs and income
	Three months ended March 31
(in millions of U.S. dollars)	2020	2019
FINANCE COSTS
Interest on senior unsecured notes	11.0	12.5
Interest on Credit Facility	0.6	—
Accretion	1.3	1.1
Other finance costs	1.1	1.7
	14.0	15.3
Less: amounts included in cost of qualifying assets	(0.5)	—
Total finance costs	13.5	15.3
FINANCE INCOME
Interest income	0.2	0.5

(c) Other (losses) and gains
	Three months ended March 31
(in millions of U.S. dollars)	2020	2019
OTHER (LOSSES) AND GAINS
UG Shutdown Costs(1)	—	(1.7)
Gain (Loss) on foreign exchange	10.8	(1.9)
Loss on disposal of assets	(0.8)	(0.1)
Gain on revaluation of investments	—	0.5
Unrealized loss on revaluation of financial instruments	(9.2)	(4.7)
Settlement and loss (gain) on revaluation of gold price option contracts	(1.2)	1.1
Settlement and loss on revaluation of copper price option contracts	—	(3.1)
Revaluation of Cerro San Pedro’s reclamation and closure cost obligation	0.4	(1.0)
Gain on receivable associated with Mesquite sale(2)	—	2.1
New Afton free cash flow interest obligation transaction costs (Note 9)	(3.4)	—
Other	(0.5)	0.1
Total other (losses) gains	(3.9)	(8.7)
1.
In early 2019, the Company announced that it has deferred the Rainy River underground mine development plan. As a result, the Company has recognized demobilization and related costs within other (losses) and gains.

2.	In 2019, the Company recognized a gain on the collection of the outstanding working capital proceeds due from the sale of Mesquite and income tax refunds at Mesquite.

4. Trade and other receivables
	As at March 31	As at December 31
(in millions of U.S. dollars)	2020	2019
TRADE AND OTHER RECEIVABLES
Trade receivables	3.8	5.9
Sales tax receivable	6.5	7.1
Unsettled provisionally priced concentrate derivatives and swap contracts (Note 11)	1.7	0.2
Proceeds due from the sale of Mesquite	1.5	9.0
Other	1.2	1.5
Total trade and other receivables	14.7	23.7

5. Trade and other payables
	As at March 31	As at December 31
(in millions of U.S. dollars)	2020	2019
TRADE AND OTHER PAYABLES
Trade payables	40.5	39.7
Interest payable	17.1	6.1
Accruals	49.5	65.5
Current portion of reclamation and closure cost obligations (Note 14)	10.8	12.3
Current portion of gold stream obligation (Note 9)	20.5	21.6
Current portion of derivative liabilities (Note 11)	27.9	26.4
Current portion of New Afton free cash flow interest obligation (Note 9)	5.3	—
Total trade and other payables	171.6	171.6

6. Inventories
	As at March 31	As at December 31
(in millions of U.S. dollars)	2020	2019
INVENTORIES
Stockpile ore(2)	30.8	32.6
Work-in-process	8.1	8.3
Finished goods(1)	5.7	12.5
Supplies	56.3	56.6
Total current inventories	100.9	110.0
1.	The amount of inventories recognized in operating expenses for the three months ended March 31, 2020 was $84.9 million (2019 - $84.0 million).
2.
For the three months ended March 31, 2020, the Company recognized a $3.0 million (2019 -$nil) inventory write-down at New Afton associated with the net realizable value of intermediate grade stockpile inventory.

7. Mining interests
Mining Properties
	Depletable	Non- depletable	Plant & equipment	Construction in progress	Total
(in millions of U.S. dollars)
COST
As at December 31, 2018	1,262.7	367.6	1,191.4	127.2	2,948.9
Additions	87.3	43.5	75.5	103.5	309.8
Disposals	(0.2)	(0.1)	(6.7)	—	(7.0)
Transfers	101.3	—	—	(101.3)	—
Government grant(1)	—	(2.0)	—	—	(2.0)
As at December 31, 2019	1,451.1	409.0	1,260.2	129.4	3,249.7
Additions	0.8	11.7	19.9	17.8	50.2
Disposals	—	—	(0.8)	—	(0.8)
Transfers	60.6	—	—	(60.6)	—
As at March 31, 2020	1,512.5	420.7	1,279.3	86.6	3,299.1
ACCUMULATED DEPRECIATION
As at December 31, 2018	717.0	—	378.5	—	1,095.5
Depreciation for the year	114.4	—	114.9	—	229.3
Disposals	—	—	(3.1)	—	(3.1)
As at December 31, 2019	831.4	—	490.3	—	1,321.7
Depreciation for the period	18.0	—	30.3	—	48.3
Disposals	—	—	(0.3)	—	(0.3)
As at March 31, 2020	849.4	—	520.3	—	1,369.7
CARRYING AMOUNT
As at December 31, 2019	619.7	409.0	769.9	129.4	1,928.0
As at March 31, 2020	663.1	420.7	759.0	86.6	1,929.4
1.
The province of British Columbia provides an incentive for exploration in British Columbia as a refundable tax credit. This refundable tax credit is treated as government assistance and reduces Mining Interests. For the year ended December 31, 2019, the Company received $2.0 million in refundable tax credits which was recorded as a reduction to Mining Interests.

Carrying amount by property as at March 31, 2020
	As at March 31, 2020
(in millions of U.S. dollars)	Depletable	Non- depletable	Plant & equipment	Construction in progress	Total
MINING INTEREST BY SITE
New Afton	364.6	61.3	148.0	23.6	597.5
Rainy River	298.6	17.8	592.7	63.0	972.1
Blackwater	—	340.5	14.6	—	355.1
Other(1)	—	1.1	3.7	—	4.8
Carrying amount	663.2	420.7	759.0	86.6	1,929.5
1.	Other includes corporate balances and exploration properties.

Carrying amount by property as at December 31, 2019:
	As at December 31, 2019
(in millions of U.S. dollars)	Depletable	Non- depletable	Plant & equipment	Construction in progress	Total
MINING INTEREST BY SITE
New Afton	371.4	50.0	149.2	17.8	588.4
Rainy River	248.3	17.8	602.1	111.6	979.8
Blackwater	—	340.1	14.5	—	354.6
Other(1)	—	1.1	4.1	—	5.2
Carrying amount	619.7	409.0	769.9	129.4	1,928.0
1.	Other includes corporate balances and exploration properties.

8. Long-term debt

Long-term debt consists of the following:
	As at March 31	As at December 31
(in millions of U.S. dollars)	2020	2019
LONG-TERM DEBT
Senior unsecured notes - due November 15, 2022 (a)	397.7	397.4
Senior unsecured notes - due May 15, 2025 (b)	287.5	287.1
Credit Facility (c)	65.0	30.0
Total long-term debt	750.2	714.5

(a) Senior Unsecured Notes – due November 15, 2022
As at March 31, 2020, the Company has $400.3 million of senior unsecured notes outstanding that become due and payable on November 15, 2022 (“2022 Unsecured Notes”).The 2022 Unsecured Notes are denominated in U.S. dollars and bear interest at the rate of 6.25% per annum. Interest is payable in arrears in equal semi-annual installments on May 15 and November 15 of each year. The Company incurred transaction costs of $9.9 million which have been offset against the carrying amount of the 2022 Unsecured Notes and are being amortized to net earnings using the effective interest method.

The 2022 Unsecured Notes are subject to a minimum interest coverage incurrence covenant of earnings before interest, taxes, depreciation, amortization, impairment, and other non-cash adjustments to interest of 2:1. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering into business combinations or acquiring significant assets, or certain other corporate actions. There are no maintenance covenants.

The 2022 Unsecured Notes are redeemable by the Company in whole or in part:

•
During the 12-month period beginning on November 15 of the years indicated at the redemption prices below, expressed as a percentage of the principal amount of the 2022 Unsecured Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date:

Date	Redemption prices (%)
2019	101.04%
2020 and thereafter	100.00%

(b) Senior Unsecured Notes – due May 15, 2025
As at March 31, 2020 the Company has $300.0 million of senior unsecured notes outstanding that mature and become due and payable on May 15, 2025 (“2025 Unsecured Notes”). The face value is $300.0 million. The 2025 Unsecured Notes are denominated in U.S. dollars and bear interest at the rate of 6.375% per annum. Interest is payable in arrears in equal semi-annual instalments on May 15 and November 15 of each year. The Company incurred initial transaction costs of $10.7 million which have been offset against the carrying amount of the 2025 Unsecured Notes and are being amortized to net earnings using the effective interest method.

The 2025 Unsecured Notes are subject to a minimum interest coverage incurrence covenant of earnings before interest, taxes, depreciation, amortization, impairment, and other non-cash adjustments to interest of 2:1. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering into business combinations or acquiring significant assets, or certain other corporate actions. There are no maintenance covenants.

The 2025 Unsecured Notes are redeemable by the Company in whole or in part:

•
At any time prior to May 15, 2020 at a redemption price of 100% of the aggregate principal amount of the 2025 Unsecured Notes, plus a make-whole premium (consisting of future interest that would have been paid up to the first call date of May 15, 2020), plus accrued and unpaid interest, if any, to the redemption date.

•
During the 12-month period beginning on May 15 of the years indicated at the redemption prices below, expressed as a percentage of the principal amount of the 2025 Unsecured Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date:

Date	Redemption prices (%)
2020	104.78%
2021	103.19%
2022	101.59%
2023 and thereafter	100.00%

(c) Credit Facility
The Company holds a revolving credit facility (the “Credit Facility”) with a maturity date of August 2021 and has a borrowing limit of $400.0 million.

The Credit Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. The Credit Facility contains three covenant tests, the minimum interest coverage ratio, being earnings before interest, taxes, depreciation, amortization, exploration, impairment and other non-cash adjustments (“Adjusted EBITDA”) to interest, the maximum net debt to Adjusted EBITDA ratio (“Leverage Ratio”), and the maximum gross secured debt to Adjusted EBITDA (“Secured Leverage Ratio”), all of which are measured on a rolling four-quarter basis at the end of every quarter. Significant financial covenants are as follows:
		Three months ended March 31	Twelve months ended December 31
Financial Covenant		2020	2019
FINANCIAL COVENANTS
Minimum interest coverage ratio (Adjusted EBITDA to interest)	>3.0 : 1	4.0 : 1	4.3 : 1
Maximum leverage ratio (net debt to Adjusted EBITDA)	<4.5 : 1	2.3 : 1	3.1 : 1
Maximum secured leverage ratio (secured debt to Adjusted EBITDA)	<2.0 : 1	1.0 : 1	0.7 : 1

The interest margin on drawings under the Credit Facility ranges from 1.25% to 3.75% over LIBOR, the Prime Rate or the Base Rate, based on the Company’s Leverage Ratio and the currency and type of credit selected by the Company. Based on the Company’s Leverage Ratio, the rate is 2.75% over LIBOR as at March 31, 2020 (December 31, 2019 – 3.25%). The standby fees on undrawn amounts under the Credit Facility range from 0.51% to 0.84%, depending on the Company’s Leverage Ratio. Based on the Company’s Leverage Ratio, the rate is 0.62% as at March 31, 2020 (December 31, 2019 – 0.73%).

As at March 31, 2020, the Company has drawn $65.0 million under the Credit Facility and the Credit Facility has been used to issue letters of credit amounting of $133.8 million (December 31, 2019 - $118.9 million). Letters of credit relate to reclamation bonds, and other financial assurances required with various government agencies.

9. Non-current derivative financial liabilities

Rainy River Gold Stream Obligation
In 2015, the Company entered into a $175 million streaming transaction with RGLD Gold AG, a wholly owned subsidiary of Royal Gold Inc. (“Royal Gold”). Under the terms of the agreement, the Company will deliver to Royal Gold 6.5% of gold production from Rainy River up to a total of 230,000 ounces of gold and then 3.25% of the mine’s gold production thereafter. The Company will also deliver to Royal Gold 60% of the mine’s silver production to a maximum of 3.1 million ounces and then 30% of silver production thereafter. Royal Gold paid $175.0 million in consideration of this transaction.

In addition to the upfront deposit, Royal Gold will pay 25% of the average spot gold or silver price at the time each ounce of gold or silver is delivered under the stream. The difference between the spot price of metal and the cash received from Royal Gold will reduce the $175.0 million deposit over the life of the mine. Upon expiry of the 40‐year term of the agreement (which may be extended in certain circumstances), any balance of the $175.0 million upfront deposit remaining unpaid will be refunded to Royal Gold.

The Company has designated the gold stream obligation as a financial liability at fair value through profit or loss (“FVTPL”) under the scope of IFRS 9. Accordingly, the Company values the liability at the present value of its expected future cash flows at each reporting period with changes in fair value reflected in the consolidated income statements and consolidated statements of comprehensive income.

The following is a summary of the changes in the Company’s gold stream obligation:

(in millions of U.S. dollars)
CHANGE IN STREAM OBLIGATION
Balance, December 31, 2018	180.2
Settlements during the period	(20.0)
Fair value adjustments related to changes in the Company’s own credit risk(1)	24.4
Other fair value adjustments(2)	(20.1)
Balance, December 31, 2019	164.5
Less: current portion of gold stream obligation(3)	(21.6)
Non-current portion of gold stream obligation	142.9
Balance, December 31, 2019	164.5
Settlements during the period	(5.0)
Fair value adjustments related to changes in the Company’s own credit risk(1)	(5.5)
Other fair value adjustments(2)	9.2
Balance, March 31, 2020	163.2
Less: current portion of gold stream obligation(3)	(20.5)
Non-current portion of gold stream obligation	142.7
1.	Fair value adjustments related to changes in the Company’s own credit risk are included in other comprehensive income.
2.	Other fair value adjustments are included in the consolidated income statements.
3.	The current portion of the gold stream obligation is included in trade and other payables on the statement of financial position.

Fair value adjustments represent the net effect on the gold stream obligation of changes in the variables included in the Company’s valuation model between the date of receipt of deposit and the reporting date. These variables include accretion, risk-free interest rate, future metal prices, Company-specific credit spread and expected gold and silver ounces to be delivered.

New Afton free cash flow interest obligation

In the first quarter of 2020, New Gold entered into a strategic partnership with Ontario Teachers’ Pension Plan (“Ontario Teachers’”). Under the terms of the strategic partnership, Ontario Teachers' acquired a 46.0% free cash flow interest in the New Afton mine for upfront cash proceeds of $300 million. Ontario Teachers' has an option to convert the free cash flow interest into a 46.0% joint venture interest in New Afton in four years, or have their free cash flow interest remain as a free cash flow interest at a reduced rate of 42.5%. The transaction closed on March 31, 2020. The agreement includes a minimum cash guarantee at the end of 4 years and a buyback option for New Gold.

For accounting purposes, the Company has determined that the free cash flow interest obligation represents a financial liability with embedded derivatives. The value of the embedded derivatives change primarily in response to changes in metal prices, foreign exchange rates and operating and capital costs at New Afton. As the free cash flow interest obligation has embedded derivatives that would otherwise need to be accounted for separately at fair value through profit and loss ("FVTPL"), the Company has designated the entire instrument as a financial liability at FVTPL, with initial and subsequent measurement at fair value, as permitted under IFRS 9.

Transaction costs directly attributable to the free cash flow interest obligation were expensed through other gains and losses.

Fair value of the free cash flow interest obligation on initial recognition was determined by the amount of the cash advance received. Subsequent fair value will be calculated on each reporting date with gains and losses recorded in net earnings. Fair value adjustments as a result of the Company’s own credit risk are recorded in the consolidated statement of comprehensive loss, as required by IFRS 9 for financial liabilities designated as at FVTPL.

Components of the adjustment to fair value at each reporting date include:
• Accretion expense due to passage of time
• Change in the risk-free interest rate
• Change in the Company specific credit spread
• Change in future metal prices
• Change in foreign exchange rates
• Change in production profile, operating and capital costs at New Afton

As at March 31, 2020, the carrying value of the New Afton free cash flow interest obligation was $300 million, reflecting the transaction value at inception. $5.3 million is included within trade and other payables in the statement of financial position.

10. Leases

(a) Right-of-use assets

The Company leases assets such as buildings, mobile equipment and machinery. These assets are included in Mining Interests on the statement of financial position and are classified as plant & equipment as per note 7 of the Company’s consolidated financial statements.

(in millions of U.S. dollars)
RIGHT-OF-USE- ASSETS
Balance, January 1, 2019	20.8
Additions	28.5
Depreciation	(6.1)
Disposals	—
Balance, December 31, 2019	43.2
Additions	—
Depreciation	(1.6)
Disposals	(0.4)
Balance, March 31, 2020	41.2

(b) Lease liabilities

Please see below for a maturity analysis of the Company’s lease payments:
	As at March 31	As at December 31
(in millions of U.S. dollars)	2020	2019
MATURITY ANALYSIS FOR LEASES
Less than 1 year	9.3	9.8
Between 1 and 3 years	16.7	17.0
Between 3 and 5 years	7.1	8.6
Total undiscounted lease payments(1)	33.1	35.4
Carrying value of lease liabilities	29.4	32.6
Less: current portion of lease liabilities(2)	(7.9)	(8.7)
Non-current portion of lease liabilities	21.5	23.9
1.	Total undiscounted lease payments excludes leases that are classified as short term and leases for low value assets, which are not recognized as lease liabilities.
2.	The current portion of the lease liabilities is included in trade and other payables on the statement of financial position.

For the period ended March 31, 2020, the Company recognized $0.3 million (2019 - $0.2 million) in interest expense on lease liabilities. For the period ended March 31, 2020, the Company expensed $0.7 million (2019 - $1.6 million) related to leases that are classified as short term.

11. Derivative instruments
	As at March 31	As at December 31
(in millions of U.S. dollars)	2020	2019
DERIVATIVE ASSETS
Unsettled provisionally priced concentrate derivatives, and swap contracts(2)	1.7	0.2
Total derivative assets	1.7	0.2
DERIVATIVE LIABILITIES
Gold price option contracts(1)	27.9	26.4
Total derivative liabilities	27.9	26.4
1.	As at March 31, 2020, gold price option contracts are included within trade and other payables in the statement of financial position.
2.	Unsettled provisionally priced concentrate derivatives are included within trade and other receivables in the statement of financial position.

(a)            Provisionally priced contracts
The Company had provisionally priced sales for which price finalization is outstanding at March 31, 2020. Realized and unrealized non-hedged derivative gains (losses) on the provisional pricing of concentrate sales are classified as revenue, with the unsettled provisionally priced concentrate derivatives included in trade and other receivables. The Company enters into gold and copper swap contracts to reduce exposure to gold and copper prices. Realized and unrealized gains (losses) are recorded in revenue, with the unsettled gold and copper swaps included in trade and other receivables.

The following tables summarize the realized and unrealized gains (losses) on provisionally priced sales:
	Three months ended March 31, 2020
(in millions of U.S. dollars)	Gold	Copper	Total
GAIN (LOSS) ON THE PROVISIONAL PRICING OF CONCENTRATE SALES
Realized	0.5	(2.2)	(1.7)
Unrealized	0.5	(2.8)	(2.3)
Total gain (loss)	1.0	(5.0)	(4.0)

	Three months ended March 31, 2019
(in millions of U.S. dollars)	Gold	Copper	Total
GAIN (LOSS) ON THE PROVISIONAL PRICING OF CONCENTRATE SALES
Realized	0.9	3.1	4.0
Unrealized	(0.1)	1.1	1.0
Total gain	0.8	4.2	5.0

The following tables summarize the realized and unrealized gains (losses) on gold and copper swap contracts:
	Three months ended March 31, 2020
(in millions of U.S. dollars)	Gold	Copper	Total
(LOSS) GAIN ON SWAP CONTRACTS
Realized	(2.5)	1.9	(0.6)
Unrealized	0.1	3.9	4.0
Total (loss) gain	(2.4)	5.8	3.4

	Three months ended March 31, 2019
(in millions of U.S. dollars)	Gold	Copper	Total
(LOSS) GAIN ON SWAP CONTRACTS
Realized	(0.6)	(4.1)	(4.7)
Unrealized	0.2	(1.3)	(1.1)
Total loss	(0.4)	(5.4)	(5.8)

The following table summarizes the net exposure to the impact of movements in market commodity prices for provisionally priced sales:
	As at March 31	As at December 31
	2020	2019
VOLUMES SUBJECT TO FINAL PRICING NET OF OUTSTANDING SWAPS
Gold ounces (000s)	1.2	0.9
Copper pounds (millions)	2.6	0.5

(c) Gold price option contracts
In 2019, the Company entered into gold price option contracts by purchasing put options and selling call options at average strike prices outlined in the table below.

The call options sold and put options purchased are treated as derivative financial instruments and marked to market at each reporting period on the consolidated statement of financial position with changes in fair value recognized in other gains and losses. Realized gains and losses as a result of the exercise of the Company’s call and put options up to an amount not exceeding the Company’s production of gold ounces for the reporting period are recorded as an adjustment to revenue. The exercise of options on gold ounces in excess of the Company’s gold production for the reporting period are recorded as other gains and losses.
	Quantity outstanding	Remaining term	Exercise price ($/oz)	Fair value - asset (liability) (1)
GOLD PRICE OPTION CONTRACTS OUTSTANDING
Gold call contracts - sold	36,000 oz	April 2020 – June 2020	1,355	(8.4)
Gold call contracts – sold	96,000 oz	July 2020 – December 2020	1,415	(21.1)
Gold put contracts - purchased	132,000 oz	April 2020 – December 2020	1,300	1.6
1.
The Company presents the fair value of its put and call options on a net basis on the consolidated statements of financial position. The Company has a legally enforceable right to set off the amounts under its option contracts and intends to settle on a net basis.

(d) Foreign exchange forward contracts
In the first quarter of 2020, the Company entered into foreign exchange forward contracts in order to hedge the Company’s spending in Canadian dollars. The Company has hedged $20.0 million U.S. dollars per month at average Canadian dollar to U.S. dollar foreign exchange rate of 1.40 for the period of April 2020 to December 2020. As at March 31, 2020, the fair value of these foreign exchange forward contracts was nominal.

12. Share capital

At March 31, 2020, the Company had unlimited authorized common shares and 676.0 million common shares outstanding.

(a) No par value common shares issued
	Number of shares
(in millions of U.S. dollars, except where noted)	(000s	)	$
NO PAR VALUE COMMON SHARES ISSUED
Balance at December 31, 2018	579,115		3,035.2
Issuance of common shares(1)	93,750		106.7
Issuance of common shares under First Nations agreements	3,077		2.6
Exercise of options and vested performance share units	15		—
Balance at December 31, 2019	675,957		3,144.5
Issuance of common shares	56		0.1
Balance at March 31, 2020	676,013		3,144.6

1.
On August 30, 2019, New Gold Inc. closed its offering of common shares of the Company with a syndicate of underwriters. An aggregate of 93,750,000 Common Shares were issued by the Company at a price of C$1.60 per share for net proceeds of $106.7 million (gross proceeds of C$150.0 million less equity issuance costs).

(b) Share-based payment expenses

The following table summarizes share-based payment expenses:
	Three months ended March 31
(in millions of U.S. dollars)	2020	2019
SHARE-BASED PAYMENT EXPENSES
Stock option expense (i)	0.2	0.2
Performance share unit expense	0.1	—
Restricted share unit expense	0.6	0.4
Deferred share unit expense	(0.1)	—
Total share-based payment expenses	0.8	0.6

(i) Stock options
The following table presents changes in the Company’s stock option plan:
	Number of options	Weighted average exercise price
	(000s)	C$/share
CHANGES TO THE COMPANY'S STOCK OPTION PLAN
Balance at December 31, 2018	8,628	4.39
Granted	2,360	1.12
Forfeited	(1,417)	3.58
Expired	(3,993)	5.01
Balance at December 31, 2019	5,578	2.81
Granted	2,329	1.20
Expired	(449)	3.65
Balance at March 31, 2020	7,458	1.88

(c) Loss per share
The following table sets out the calculation of loss per share:
	Three months ended 31 March
(in millions of U.S. dollars, except where noted)	2020	2019
CALCULATION OF LOSS PER SHARE
Net loss	(28.3)	(13.4)
Basic weighted average number of shares outstanding (in millions)	676.0	579.1
Net loss per share:
Basic	(0.04)	(0.02)
Diluted	(0.04)	(0.02)

The following table lists the equity securities excluded from the calculation of diluted loss per share. All stock options are excluded from the calculation when the Company is in a net loss position.
	Three months ended 31 March
(in millions of units)	2020	2019
EQUITY SECURITIES EXCLUDED FROM THE CALCULATION OF DILUTED EARNINGS PER SHARE
Stock options	7.5	9.4
1.
Upon the satisfaction of certain conditions and/(or) the occurrence of certain events the Company will be required to issue additional shares equivalent to approximately 1% of the Company’s common shares issued.

13. Income and mining taxes

The following table outlines the composition of income tax expense between current tax and deferred tax:
	Three months ended March 31
(in millions of U.S. dollars)	2020	2019
CURRENT INCOME AND MINING TAX EXPENSE
Canada	0.8	1.8
	0.8	1.8
DEFERRED INCOME AND MINING TAX EXPENSE
Canada	4.4	1.9
	4.4	1.9
Total income tax recovery	5.2	3.7

14. Reclamation and closure cost obligations

Changes to the reclamation and closure cost obligations are as follows:

(in millions of U.S. dollars)	Rainy River	New Afton	Cerro San Pedro	Blackwater	Total
CHANGES TO RECLAMATION AND CLOSURE COST OBLIGATIONS
Balance – December 31, 2018	53.6	10.7	20.0	8.3	92.6
Reclamation expenditures	(0.2)	—	(8.6)	—	(8.8)
Unwinding of discount	1.1	0.2	1.2	0.2	2.7
Revisions to expected cash flows	9.7	6.4	(0.6)	0.5	16.0
Foreign exchange movement	2.8	0.7	0.6	0.4	4.5
Balance – December 31, 2019	67.0	18.0	12.6	9.4	107.0
Less: current portion of closure costs (Note 5)	(1.4)	—	(10.9)	—	(12.3)
Non-current portion of closure costs	65.6	18.0	1.7	9.4	94.7
Balance – December 31, 2019	67.0	18.0	12.6	9.4	107.0
Reclamation expenditures	—	—	(1.3)	—	(1.3)
Unwinding of discount	0.3	0.1	0.1	—	0.5
Revisions to expected cash flows	(1.1)	(0.1)	(0.4)	—	(1.6)
Foreign exchange movement	(5.6)	(1.5)	(1.8)	(0.8)	(9.7)
Balance – March 31, 2020	60.6	16.5	9.2	8.6	94.9
Less: current portion of closure costs (Note 5)	(2.3)	—	(8.5)	—	(10.8)
Non-current portion of closure costs	58.3	16.5	0.7	8.6	84.1

15. Supplemental cash flow information

Supplemental cash flow information (included within operating activities) is as follows:
	Three months ended March 31
(in millions of U.S. dollars)	2020	2019
CHANGE IN NON-CASH OPERATING WORKING CAPITAL
Trade and other receivables	1.2	(4.8)
Inventories	2.3	5.5
Prepaid expenses and other	—	(1.0)
Trade and other payables	0.7	3.5
Total change in non-cash operating working capital	4.2	3.2

	Three months ended March 31
(in millions of U.S. dollars)	2020	2019
OTHER NON-CASH ADJUSTMENTS
Gain / Loss on FX derivative	0.3	—
Unrealized loss on concentrate contracts	(1.1)	0.1
Equity settled share-based payment expense	0.2	0.2
Loss on disposal of assets	0.8	0.1
Settlement and loss on revaluation of gold price option contracts	1.2	(1.1)
Unrealized gain on gold stream obligation	9.2	4.7
Settlement (gain) loss on revaluation of copper price option contracts	—	3.1
Revaluation of CSP’s reclamation and closure cost obligation	(0.4)	0.6
Inventory write-downs	2.7	—
Other non-cash adjustments	—	(0.5)
Total other non-cash adjustments	12.9	7.2

16. Segmented information

(a) Segment revenues and results

The Company manages its reportable operating segments by operating mines and development projects. Operating results of reportable operating segments are reviewed by the Company's chief operating decision maker ("CODM") to make decisions about resources to be allocated to the segments and to assess their performance. The results from operations for these reportable operating segments are summarized in the following tables:
Three months ended March 31,2020
(in millions of U.S. dollars)	Rainy River	New Afton	Corporate	Other(1)	Total
OPERATING SEGMENT RESULTS
Gold revenues	76.8	21.8	—	—	98.6
Copper revenues	—	41.7	—	—	41.7
Silver revenues	1.0	1.0	—	—	2.0
Total revenues(2)	77.8	64.5	—	—	142.3
Operating expenses	56.8	32.9	—	—	89.7
Depreciation and depletion	35.4	16.6	—	—	52.0
Revenue less cost of goods sold	(14.4)	15.0	—	—	0.6
Corporate administration	—	—	4.5	—	4.5
Share-based payment expenses	—	—	0.2	—	0.2
Exploration and business development	0.2	1.5	0.1	—	1.8
(Loss) income from operations	(14.6)	13.5	(4.8)	—	(5.9)
1.	Other includes balances relating to Cerro San Pedro, the development and exploration properties that have no revenues or operating costs.
2.	Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the three months ended March 31, 2020.

Three months ended March 31,2019
(in millions of U.S. dollars)	Rainy River	New Afton	Corporate	Other(1)	Total
OPERATING SEGMENT RESULTS
Gold revenues	91.5	22.8	—	—	114.3
Copper revenues	—	51.5	—	—	51.5
Silver revenues	1.0	1.1	—	—	2.1
Total revenues(2)	92.5	75.4	—	—	167.9
Operating expenses	57.3	29.6	—	—	86.9
Depreciation and depletion	21.7	39.5	—	—	61.2
Revenue less cost of goods sold	13.5	6.3	—	—	19.8
Corporate administration	—	—	5.3	—	5.3
Share-based payment expenses	—	—	0.3	—	0.3
Exploration and business development	0.1	0.2	0.1	—	0.4
(Loss) income from operations	13.4	6.1	(5.7)	—	13.8
1.	Other includes balances relating to Cerro San Pedro, the development and exploration properties that have no revenues or operating costs.
2.	Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the three months ended March 31, 2019.

(b) Segmented assets and liabilities

The following table presents the segmented assets and liabilities:
		Total assets		Total liabilities	Capital expenditures(1)
	As at March 31	As at December 31	As at March 31	As at December 31	Three months ended March 31
(in millions of U.S. dollars)	2020	2019	2020	2019	2020	2019
SEGMENTED ASSETS AND LIABILITIES
Rainy River	1,051.9	1,078.4	318.4	334.9	33.5	38.4
New Afton	647.3	647.7	390.4	89.8	23.7	10.5
Blackwater	351.3	356.5	20.4	27.9	8.1	1.4
Other(2)	407.2	75.9	789.6	744.6	—	0.1
Total assets, liabilities and capital expenditures	2,457.7	2,158.5	1,518.9	1,197.2	65.3	50.4
1.	Capital expenditures per consolidated statement of cash flows.
2.	Other includes corporate balance, exploration properties and Cerro San Pedro.

17. Fair value measurement

Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts the valuation models to incorporate a measure of credit risk. Fair value represents management's estimates of the current market value at a given point in time.

The Company has certain financial assets and liabilities that are held at fair value. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. There were no transfers among Levels 1, 2 and 3 during the three months ended March 31, 2020 or the year ended December 31, 2019. The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer.

Valuation methodologies for Level 2 and 3 financial assets and liabilities:

Provisionally priced contracts and gold and copper swap contracts
The fair value of the provisionally priced contracts and the gold and copper swap contracts is calculated using the mark-to-market forward prices of London Metals Exchange gold and copper based on the applicable settlement dates of the outstanding provisionally priced contracts and copper swap contracts.

Gold and copper price option contracts
The fair value of the gold and copper price option contracts are calculated using the mark-to-market method based on fair value prices obtained from the counterparties of the gold price option contracts and copper price option contracts.

Foreign exchange forward contracts
The fair value of foreign exchange forward contracts is calculated using the mark-to-market method based on the difference between the forward Canadian dollar to U.S dollar foreign exchange rate and the foreign exchange rates of the contracts.

Gold stream obligation
The fair value of the gold stream obligation is calculated using the risk-free interest rate derived from the U.S. Treasury rate, forward and consensus metal prices, company specific credit spread based on the yield on the Company’s 2025 Senior Unsecured Notes, and expected gold and silver ounces to be delivered from Rainy River’s life of mine projections.

Free cash flow interest obligation

The fair value of the free cash flow interest obligation is calculated using the risk-free interest rate derived from the U.S. Treasury rate, forward and consensus metal prices, company specific credit spread based on the yield on the Company’s 2025 Senior Unsecured Notes, and expected production, operating and capital costs from New Afton’s life of mine projections.

Proceeds due from income tax refunds at Mesquite
The proceeds due from income tax refunds at Mesquite is related to income tax refunds that were recoverable by Mesquite on the date of the sale of Mesquite. These income tax refunds are required to be paid to the Company once Mesquite receives these income tax refunds. The fair value of the income tax refund receivable is calculated based on the value of the income tax refunds that Mesquite is expected to receive.

The following table summarizes the Company’s financial assets and liabilities by category and information about financial assets and liabilities measured at fair value on a recurring basis in the statement of financial position categorized by level of significance of the inputs used in making the measurements:
		As at March 31, 2020		As at December 31, 2019
(in millions of U.S. dollars)	Category	Level
FINANCIAL ASSETS
Cash and cash equivalents	Financial assets at amortized cost		400.4		83.4
Trade and other receivables	Financial assets at amortized cost		11.5		14.5
Provisionally priced contracts	Financial instruments at FVTPL	2	(2.3)	2	1.5
Gold and copper swap contracts	Financial instruments at FVTPL	2	4.0	2	(1.3)
Proceeds due from income tax refunds at Mesquite(2)	Financial assets at amortized cost	3	1.5	3	9.0
Investments	Financial instruments at FVTPL	1	1.0	1	0.5
FINANCIAL LIABILITIES
Trade and other payables(1)	Financial liabilities at amortized cost		107.1		111.3
Long-term debt	Financial liabilities at amortized cost		750.2		714.5
Gold stream obligation	Financial instruments at FVTPL	3	163.2	3	164.5
Free cash flow interest obligation	Financial instruments at FVTPL	3	300.0	3	—
Gold price option contracts	Financial instruments at FVTPL	2	27.9	2	26.4
1.	Trade and other payables exclude the short-term portions of reclamation and closure cost obligations, the gold stream obligation and the free cash flow interest obligation.
2.	Proceeds due from income tax refunds at Mesquite are included in current assets on the consolidated statement of financial position.

The carrying values and fair values of the Company’s financial instruments are as follows:
As at March 31, 2020			As at December 31, 2019
(in millions of U.S. dollars)	Carrying value	Fair value	Carrying value	Fair value
FINANCIAL ASSETS
Cash and cash equivalents	400.4	400.4	83.4	83.4
Trade and other receivables	11.5	11.5	14.5	14.5
Provisionally priced contracts	(2.3)	(2.3)	1.5	1.5
Gold and copper swap contracts	4.0	4.0	(1.3)	(1.3)
Proceeds due from income tax refunds at Mesquite(2)	1.5	1.5	9.0	9.0
Investments	1.0	1.0	0.5	0.5
FINANCIAL LIABILITIES
Trade and other payables(1)	107.1	107.1	111.3	111.3
Long-term debt	750.2	738.5	714.5	707.7
Gold stream obligation	163.2	163.2	164.5	164.5
Free cash flow interest obligation	300.0	300.0	—	—
Gold price option contracts	27.9	27.9	26.4	26.4
1.	Trade and other payables exclude the short-term portion of reclamation and closure cost obligation and the short-term portion of the gold stream obligation.
2.	Proceeds due from income tax refunds at Mesquite are included in other non-current assets on the consolidated statement of financial position.

18. Commitments

The Company has entered into a number of contractual commitments for capital items relating to operations and development. At March 31, 2020, these commitments totaled $69.9 million, $69.8 million of which is expected to become due over the next 12 months. This compares to commitments of $72.5 million as at December 31, 2019, $72.3 million of which was expected to become due over the upcoming year. Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s intent to fulfill the contracts.